Exhibit 99.3

Management’s Discussion and Analysis
For the year ended
December 31, 2020

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes thereto (the “Financial Statements”) and the Company’s annual information form (the “AIF”) for the year ended December 31, 2020.

All information contained in this MD&A is current as of March 26, 2021 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is March 26, 2021.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or mineral reserves and the timing of development thereof;

2.	the implementation of exploration and work programs, including reference to the Company’s plans of operations in place for the Railroad-Pinion Project (as defined below);

3.

plans, objectives and estimated costs related to pursuing a targeted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;

4.	the belief that LT target is a high value oxide target that will receive additional exploration focus in 2021;

5.	plans related to, and estimated timing of completion of, the Feasibility Study (as defined below);

6.	the completion of the environmental impact statement (“EIS”) process;

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7.

advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through the completion of a proposed Feasibility Study, and the Company’s intention to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.

8.

the need for and plans to seek additional funding to complete the work program recommended in the Updated PFS Technical Report (as defined below), to maintain the Company’s current land position, operations and development and exploration activities, and to construct processing facilities and to develop metallurgical processes to extract resources at its proposed mine sites;

9.

the Company’s ability to continue as a going concern being dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations;

10.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

11.	performance characteristics of mineral properties;

12.	the expectation that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling;

13.	the satisfaction of certain milestones in connection with the Orion Transactions (as defined below);

14.	the realization of the potential benefits of the Orion Transactions;

15.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

16.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

17.	drilling plans and timing of drilling;

18.

treatment under governmental regulatory regimes and tax laws, including the belief that the Company was a passive foreign investment company for the tax year ended December 31, 2020 and the expectation that the Company will be a passive foreign investment company for the current tax year and future tax years;

19.	estimated exploration and evaluation asset lease obligations and tax levies for the Railroad-Pinion Project;

20.

capital expenditure programs and the timing and method of financing thereof, and the Company’s expectation that it will fund its capital commitments with current cash on hand and proceeds from future financings;

21.	the present intention of the Company not to pay dividends;

22.	the expectation that the Company will not generate revenues in the foreseeable future; and

23.	the potential impact of COVID-19 on the Company’s operations, and the potential for decreased spending, which may adversely affect and harm the Company’s business and results of operations.

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Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development, and meet its current and future capital needs;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	the satisfaction of the necessary conditions precedent required to complete the Orion Transactions;

15.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

16.

risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as COVID- 19) and other geopolitical uncertainties;

17.	title defects to the Company’s mineral properties;

18.	the Company’s ability to obtain all necessary permits and other approvals;

19.	risks related to equipment shortages, road and water access restrictions and inadequate infrastructure;

20.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

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21.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

22.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

23.	intense competition in the mining industry; and

24.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources and mineral reserves contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required and available on reasonable terms to complete the work programs and drilling on the Railroad-Pinion Project as recommended in the Updated PFS Technical Report;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing on reasonable terms to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals, permits and water rights in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Updated PFS Technical Report;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

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14.

that the measures the Company has put in place in connection with the COVID-19 pandemic will be sufficient to allow operations to continue and that the COVID-19 pandemic will not escalate to materially adversely affect and harm the Company’s business and results of operations; and

15.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, Risks and Uncertainties and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination

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has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 26, 2021.

Strategy and Overall Performance

The Company is advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through a Feasibility Study. The Company intends to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.

The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the year ended December 31, 2020, the Company had a loss and comprehensive loss of $10,740,593 (2019 - $9,719,054). As at December 31, 2020, the Company had an accumulated deficit of $82,596,360 (2019 - $72,927,747). As at December 31, 2020, the Company had cash of $18,635,636 and working capital of $14,869,650. Further financing will be required to fund the complete work program recommended in the Updated PFS Technical Report and to maintain the Company’s current land position and for ongoing activities. The Company will require significant amounts of additional capital to construct processing facilities, to purchase a mining fleet and to develop metallurgical processes to extract resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold.

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The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands who hold an approximate 0.8% to 1.51% mineral interest not subject to leases held by the Company. The lands on which the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad-Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum number of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s sole material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation (the “Updated PFS Technical Report”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities to prepare mineral resource estimates for each deposit, as well as mineral reserve estimates and a preliminary feasibility study for the Pinion Deposit and the Dark Star Deposit (the “Updated PFS”), as summarized below and detailed in the Updated PFS Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project.

Pinion

The mineral resource estimate for the Pinion Deposit was constrained within a US$1,500/ounce Au optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Pinion Deposit mineral resource estimate comprises a Measured Mineral Resource of 1.30 million tonnes averaging 0.64 g/t Au, representing a total of 27,000 contained ounces of gold, an Indicated Mineral Resource of 27.62 million tonnes averaging 0.58 g/t Au, representing a total of 517,000 contained ounces of gold, and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 0.64 g/t Au, representing a further 224,000 contained ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and comprises a Measured Mineral Resource of 1.30 million tonnes averaging 5.15 g/t Ag, representing a total of 216,000 contained ounces of silver, an Indicated Mineral Resource of 27.62 million tonnes averaging 4.18 g/t Ag, representing a total of 3.71 million contained ounces of silver and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 3.80 g/t Ag, representing a total of 1.32 million contained ounces of silver. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Pinion Deposit is based on an open pit mine plan and production schedule, a gold price of US$1,275/ounce and a silver price of US$16.50/ounce. The Pinion Deposit mineral reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 0.63 g/t Au, representing a total of 341,000 contained ounces of gold and a Proven Reserve of 1.07 million tonnes averaging 0.66 g/t Au, representing a total of 23,000 contained ounces of gold. The Pinion Deposit silver reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 4.65 g/t Ag, representing a total of 2.51 million contained ounces of silver, and a Proven Reserve of 1.07 million tonnes averaging 5.52 g/t Ag, representing a total of 191,000 contained ounces of silver.

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Dark Star

The mineral resource estimate for the Dark Star Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Dark Star Deposit mineral resource estimate comprises a Measured Mineral Resource of 5.86 million tonnes averaging 1.31 g/t Au, representing a total of 246,000 contained ounces of gold, an Indicated Mineral Resource of 26.86 million tonnes averaging 0.78 g/t Au, representing a total of 675,000 contained ounces of gold, and an additional Inferred Mineral Resource of 2.48 million tonnes averaging 0.70 g/t Au, representing a further 56,000 contained ounces of gold. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Dark Star Deposit is based on an open pit mine plan and production schedule and a gold price of US$1,275/ounce. The Dark Star Deposit mineral reserve estimate comprises a Probable Reserve of 23.88 million tonnes averaging 0.83 g/t Au, representing a total of 640,000 contained ounces of gold and a Proven Reserve of 5.43 million tonnes averaging 1.39 g/t Au, representing a total of 243,000 contained ounces of gold.

Jasperoid Wash

The mineral resource estimate for the Jasperoid Wash Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Jasperoid Wash Deposit mineral resource estimate comprises an Inferred Mineral Resource of 10.57 million tonnes averaging 0.33 g/t Au, representing a total of 111,000 contained ounces of gold.

North Bullion

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 contained ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 contained ounces of gold. The North Bullion deposit sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 contained ounces of gold. The North Bullion deposit underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 contained ounces of gold.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling. There is no guarantee that any further part of the Mineral Resources discussed herein will be converted into a Mineral Reserve in the future.

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Updated Preliminary Feasibility Study

Highlights including forecasted costs, project parameters, production targets and financial indicators from the Updated PFS on South Railroad include:

Updated PFS Highlights

Total Reserve Tonnes	47.2 M Tonnes (Proven: 6.5M Tonnes and Probable 40.7M Tonnes)
Average Grade	0.82 g Au/t Au ; 4.70 g Ag/t Ag (Pinion)
Contained Gold / Silver Ounces	1.246 M oz Au (Proven: 0.266 M oz Au and Probable 0.980 M oz Au) ; 2.705 M oz Ag (Proven : 0.191 M oz Ag and Probable 2.514 M oz Ag)
Average Recovery	72% ROM Au; 76% HPGR Au; 22% ROM Ag; 43% HPGR Ag
Average Annual Metal Placement	156,000 Ounces Au (Year 1-8); 541,000 Ounces Ag (Year 4-8)
Average Annual Metal Production	115,000 Ounces Au (Year 1-8), 205,000 Ounces Ag (Year 4-8)
Average Annual Tonnes Moved	24 Million Tonnes
Average Annual Reserve Tonnes[2]	5.9 Million Tonnes
Strip Ratio	3.07:1
Initial Capital Expenditures	$132.9 M
Expansion Capital Expenditures	$64.8 M
Sustaining Capital Expenditures	$87.9 M
Average Life of Mine Mining Costs	$1.75/Tonne
Average Life of Mine Processing Costs	$1.83/Tonne ROM $4.95/Tonne HPGR
G & A	$0.70/ore Tonne
Contingency	15%
Life of Mine Pre-Tax Cash Flow	$439.7 M
Life of Mine Pre-Tax Net Present Value (“NPV”) (5%)	$331.4 M
Life of Mine Pre-Tax Internal Rate of Return (“IRR”)	46.1%
Life of Mine Net Cash Flow After Tax	$357.6 M
Life of Mine After Tax NPV (5%)	$265.0 M
Life of Mine After-Tax IRR	40.0%
Cash Costs After By-Product Credit[1]	$582/oz
All-in Sustaining Costs (“AISC”)[1]	$707/oz
Payback Period	3.3 Years

(1)	See “Non-GAAP Financial Measures” for a discussion of these measures.
(2)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

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Planned Production Data

Life of Mine	Initial 8 Years + prestrip (8 months)
Average Annual Total Mine Throughput	24 Million Tonnes/year
Average Annual Ore Throughput	5.9 Million Tonnes/year
Total Ore Tonnes	47.2 Million Tonnes (Proven: 6.5M Tonnes and Probable 40.7M Tonnes)
Run of Mine Ore Tonnes	30.7 Million Tonnes
HPGR Crusher Ore Tonnes	16.1 Million Tonnes
Sulfide Toll Mill	0.37 Million Tonnes
Average Grade	0.82 g Au/t 4.70 g Ag/t (Pinion only)
Contained Ounces	1,246,000 oz Au (Proven: 266,000 oz Au and Probable 980,000 oz Au) 2,705,000 oz Ag (Pinion only) (Proven : 191,000 oz Ag and Probable 2,514,000 oz Ag)
Payable Metals	918,000 oz Au 1,040,000 oz Ag (Pinion only)

(1)	The Updated PFS was conducted using assumed metal prices of US$1,400/oz gold and US$17.11/oz silver. The mineral reserve estimate that provides the basis for the Updated PFS was conducted at assumed metal prices of US$1,275/oz gold and US$16.50/oz silver.

Recommendations for the Railroad-Pinion Project

The authors of the Updated PFS Technical Report recommended a multi-faceted program focused on the gold deposits in South Railroad to advance the Updated PFS to a feasibility level including exploration, permitting, development, metallurgical testing and engineering. The estimated cost to conduct the proposed program is US$21 million.

Q4 Developments

On October 20, 2020, the Company announced encouraging drill results from 24 of 75 holes of the 2020 Pinion Deposit development program. The planned total of 16,206m of drilling in 60 RC holes and 15 metallurgical core holes has been completed. Results are from 24 RC holes; all other RC and core results are pending. Oxide results include 42.7m of 0.92 g Au/t, including 7.6m of 2.69 g Au/t in hole PR20-14; 38.1m of 0.97 g Au/t in PR20-15; 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t in hole PR20-19; and 29.0m of 0.77 g Au/t, including 12.2m of 1.28 g Au/t in PR20-23. The data to date suggests that targeted Inferred resources are likely to be upgraded to Indicated or Measured confidence levels.

Objectives of the drilling included: 1) decreasing drill spacing on the Pinion Phase 4 Inferred oxide resource for potential conversion to Measured and Indicated; 2) provide material for metallurgical testing; and 3) tighten the drill spacings near historic Cameco holes SB-136, an RC hole that intersected 102.1m of 1.38 g Au/t, and SB-162-99, a core hole that twinned and verified the SB-136 results with an intercept of 112.0m of 1.24 g Au/t.

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Key Highlights from Pinion include:

  Four holes (PR20-14, -15, -19 and -23) from the southern portion of the drill program intersected vertically- continuous zones of oxide mineralization that are thicker and higher-grade than modeled from existing drilling. These intercepts occur along an approximate 450m strike length oriented at N60W - an orientation that is parallel to the Pinion Main and South gold zones to the north. Results include: 42.7m of 0.92 g Au/t, including 7.6m of 2.69 g Au/t in hole PR20-14; 38.1m of 0.97 g Au/t in PR20-15; 64.0m of 0.81 g Au/t, including 22.9m of 1.20 g Au/t in hole PR20-19; and 29.0m of 0.77 g Au/t, including 12.2m of 1.28 g Au/t in PR20-23.

  Drill holes PR20-19, -20, and -27 intersected thick zones of oxide mineralization and all three ended in altered multilithic breccia with oxide gold values ranging from 0.7 g Au/t to 1.37 g Au/t. Additional drilling is planned to further evaluate the depth and strike extent of this open-ended mineralization.

  Three holes (PR20-09, -10 and -11) intersected shallow oxide mineralization in the southeast portion of the drill pattern. Oxide mineralization in this area begins approximately 40m to 55m below the current topographic surface and remains open to east and south for additional drill testing.

  Infill drilling and Anaconda-style mapping of new drill site excavations continues to confirm favorable geologic patterns in the Phase 4 area, including: repetition of fault and anticlinal fold orientations, an increase in igneous dikes and sills, and the strength of the gold system in the multilithic breccia host unit.
  Surface mapping has identified the SB Target, which appears to connect with the N60W trend identified above and has 300m of untested strike length to southeast.

  Cyanide soluble gold assays confirm the consistently oxidized nature of gold mineralization within the multilithic breccia host at Pinion Phase 4. Correlation exists between the visual logging of oxidized zones containing limonite and/or hematite in drill samples and the cyanide soluble gold assays.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance, please see the Company’s press release filed on SEDAR (www.sedar.com) dated October 20, 2020.

On October 29, 2020, the Company reported the results of 10 exploration RC holes drilled at the LT oxide gold discovery.

A planned total of 1,324.4m of drilling in 10 RC holes has been completed year to date. Oxide results include 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t in hole LT20-08; 24.3m of 0.73 g Au/t, including 6 .1m of 1. 26 g Au /t in LT20-01; 15.2m of 0.96 g Au/t in LT20-02; and 30.5m of 0.39 g Au/t in LT20-03. These oxide intercepts begin at or close to the current topographic surface, they establish strike and downdip continuity to mineralization and are open in multiple directions.

Key Highlights from LT:

  Inclined drill holes LT20-01, -02 and -08 were collared from the same drill site approximately 55m north of discovery hole LT19-02. The down-dip test in LT20-01, intersected 25.9m of 0.79 g Au/t, including 6 .1m of 1.47 g Au/t; a strike test to the northeast in LT20-08 intersected 30.5m of 0.78 g Au/t, including 7.6m of 1.58 g Au/t; and the up-dip test in LT20-02 intersected 15.2m of 0.97 g Au/t. Oxide mineralization in these holes begins at the current topographic surface.

  LT20-03, an inclined RC hole approximately 77m south of LT19-02, intersected 30.5m of 0.39 g Au/t of near-surface, oxidized mineralization.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 13 -

  Surface mapping and channel sampling was conducted in 2020 to better understand the controls of LT mineralization. To date, 252 three-meter channel samples were collected with individual assay values ranging from 0.001 to 11.9 g Au/t. Continuous channel samples identified two significant zones of oxide mineralization: 1) a 24m-wide zone averaging 0.97 g Au/t on the north end of the current drill pattern, and 2) a 12m-wide zone averaging 7.05 g Au/t on the south end which remains untested by drilling. The southern zone is associated with a northeast-striking fault zone. The channel sampling program further refines the select rock chip sampling program from 2018. Results from the earlier program returned assay values ranging from <0.005 to 12.90 g Au/t, and included individual rock samples of 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t collected from surface outcrops over a 400m by 200m area (see the October 11, 2018 news release).

  Cyanide solubility assays average 82.7% for the reported significant intercepts. Cyanide solubility assays > 60% are considered oxide for Carlin-type gold systems.

  Gold mineralization is hosted in silicified, iron oxide (limonite, goethite, hematite) bearing breccia in the hanging wall of a north-striking quartz feldspar porphyry dike. All of the Company’s previous discoveries (e.g. Dark Star, Pinion, North Bullion, Jasperoid Wash and Dixie) are localized in dike-filled fault corridors, which are ideal structural locations for the development of gold systems.

These results expand upon and demonstrate continuity of oxide gold mineralization along a strike length of approximately 200m. Oxide mineralization is open in multiple directions. LT is an important oxide target that will receive additional exploration focus in 2021.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated October 29, 2020.

On November 12, 2020, the Company announced that its 2020 Pinion deposit development program has found a new higher-grade oxide zone with potential to grow. The new zone at Pinion exhibits thicker breccia as well as favourable oxide grades based on drill results on the Railroad-Pinion Project.

The drill results released are from an additional 36 RC holes. With this release, all RC holes (60 total) have been reported. Results from 15 core holes are pending.

Oxide results include 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t in PR20-26; 38.1m of 4.37 g Au/t, including 16.8m of 5.41 g Au/t in PR20-34; 25.9m of 3.66 g Au/t, including 12.2m of 6.45 g Au/t in PR20-60; and 39.6m of 1.36 g Au/t, including 15.2m of 2.03 g Au/t in PR20-37. These results identify a number of new opportunities at Pinion and the greater South Railroad project, including: 1) a N60W trending zone of higher-grade oxide mineralization at Pinion that remains open to the south, east and at depth; 2) a potential expansion of the Pinion Phase 4 resource; and 3) a new gold host unit - the Tripon Pass Formation - which hosts +1 g Au/t reduced mineralization.

Objectives of the drilling included: 1) decreasing drill spacing on the Pinion Phase 4 inferred oxide resource for conversion to Measured and Indicated; 2) providing material for metallurgical testing; and 3) tightening the drill spacings near historic Cameco holes SB-136, an RC hole that intersected 102.1m of 1.38 g Au/t, and SB-162-99, a core hole that twinned and verified the SB-136 results with an intercept of 112.0m of 1.24 g Au/t. All of these objectives have been successfully completed.

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Key Highlights for Pinion include:

  Drill hole PR20-26 intersected 77.7m of 2.24 g Au/t, including 22.9m of 4.21 g Au/t , and PR20-34 intersected 38.1m of 4.37 g Au/t, including 16.8m of 5.41 g Au/t. These drill holes are on the southern margin of the drill pattern and represent the best oxide intercepts ever completed at the Pinion deposit.

  Nine holes (PR20-26, -28, -29, -30, -34, -35, -36, -37 and -42) in this release and three holes (PR20-19, - 20 and -27) announced last month (see October 20, 2020 news release) ended in altered multilithic breccia with oxide gold values ranging from 0.31 g Au/t to 2.52 g Au/t. These holes intersected thicker and higher gold grades than predicted by the resource model.

  Pinion Phase 4 drilling has defined a new N60W striking zone of higher than average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Mineralization remains open for another 600m to the southeast of this drilling and at depth. Additional drilling is in progress to further define this zone, both at depth and along strike.

  PR20-34 also intersected a reduced gold zone of 10.7m of 2.14 g Au/t (at a 1.0 g Au/t cutoff) in the Tripon Pass Formation, immediately above the oxide intercept of 38.1m of 4.37 g Au/t. This reduced intercept represents a new gold host and style of mineralization at Pinion.

  In the northern portion of the drill pattern, three holes intersected vertically-continuous zones of +1 g Au/t oxide mineralization, including 32.0m of 1.14 g Au/t, including 10.7m of 2.40 g Au/t in PR20-47; 24.4m of 1.55 g Au/t, including 16.8m of 2.11 g Au/t in PR20-59; and 25.9m of 3.66 g Au/t, including 12.2m of 6.45 g Au/t in PR20-60. These holes intersected higher gold grades than predicted by the resource model.

For a complete summary of these exploration results, and the related information regarding data verification, sampling methodology, chain of custody, quality control and quality assurance in respect of drilling, please see the Company’s press release filed on SEDAR (www.sedar.com) dated November 12, 2020.

Recent Developments

On February 1, 2021, the Company announced that its recently submitted PoO, outlining the Company’s plans to build and operate the South Railroad project, was ruled complete by the Bureau of Land Management Nevada (“BLM”). Having the PoO ruled complete by the BLM allows the Company to commence the EIS process pursuant to the National Environmental Policy Act (“NEPA”). Under current guidelines and taking into account the assumptions set out in the PoO, the EIS process is estimated to take between 12 to 18 months to complete.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology, CPG-10216, and a “qualified person”, as defined by NI 43-101.

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Non-GAAP Financial Measures

The Updated PFS includes certain non-GAAP financial measures which are reported in this MD&A, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs

Cash costs are reflective of the expected cost of production. In the Updated PFS, the Company has calculated expected cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently. Non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Expected cash costs estimated by the Company in the Updated PFS include mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

The Updated PFS summary included in this MD&A refers to expected AISC per ounce which is a non-GAAP financial measure, however, it is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in the method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. Expected AISC reported by the Company in the Updated PFS includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The expected life of mine AISC of $707/oz increases to $719/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

Exploration and Acquisition Expenditures

During the year ended December 31, 2020, the Company incurred $22,734,176 (2019 - $24,664,222) in acquisition and deferred exploration and development costs.

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The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the years ended December 31, 2020 and 2019:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Year Ended December 31, 2020	$	$	$
Exploration expenses
Claim maintenance fees	399,726	90,729	490,455
Consulting	1,068,158	16,934	1,085,092
Data Analysis	274,113	-	274,113
Drilling	8,771,435	-	8,771,435
Economic assessments	1,259,910	-	1,259,910
Engineering	147,665	-	147,665
Environmental and permitting	1,872,415	57,798	1,930,213
Equipment rental	193,709	-	193,709
Geological	39,442	-	39,442
Geotechnical	484,804	-	484,804
Hydrology	394,116	-	394,116
Lease payments	1,579,111	122,099	1,701,210
Metallurgy	749,040	-	749,040
Provision for site reclamation	1,078,871	-	1,078,871
Sampling and processing	771,180	-	771,180
Site development and reclamation	2,828,830	2,494	2,831,324
Supplies	493,281	-	493,281
Vehicle	38,316	-	38,316
	22,444,122	290,054	22,734,176

Year Ended December 31, 2019	$	$	$
Exploration expenses
Claim maintenance fees	388,849	88,369	477,218
Consulting	1,929,576	145,746	2,075,322
Data analysis	376,619	-	376,619
Drilling	7,948,972	464,391	8,413,363
Economic assessments	1,127,651	-	1,127,651
Engineering	156,688	-	156,688
Environmental and permitting	1,736,801	18,272	1,755,073
Equipment rental	148,781	12,570	161,351
Geological	69,667	-	69,667
Geotechnical	71,381	-	71,381
Hydrology	1,648,207	-	1,648,207
Lease payments	1,690,657	122,343	1,813,000
Metallurgy	2,037,771	-	2,037,771
Sampling and processing	403,224	533	403,757
Site development and reclamation	3,482,076	101,978	3,584,054
Supplies	491,265	1,835	493,100
	23,708,185	956,037	24,664,222

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The total cumulative acquisition and exploration costs of the Company to December 31, 2020 are summarized as follows:

	Railroad-	Lewis Gold
	Pinion Project	Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR Buy-Down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	2,537,938	339,764	2,877,702
Consulting	16,765,384	479,084	17,244,468
Data analysis/geological	5,881,860	85,593	5,967,453
Drilling/site development	119,074,031	2,310,898	121,384,929
Economic assessments	2,966,785	-	2,966,785
Engineering	439,180	-	439,180
Environmental	4,288,885	80,718	4,369,603
Geotechnical	1,210,871	-	1,210,871
Hydrology	2,973,050	-	2,973,050
Lease payments	11,900,174	472,791	12,372,965
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	4,847,900	-	4,847,900
Provision for site reclamation	2,024,881	-	2,024,881
Sampling and processing	6,732,257	110,689	6,842,946
Travel	469,491	-	469,491
Vehicle	244,398	-	244,398
Cumulative acquisition and exploration costs at December 31, 2020	204,440,179	39,624,928	244,065,107

Corporate Activities

In March 2020 the World Health Organization declared coronavirus (COVID-19) a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company. This outbreak could decrease spending, adversely affect and harm the Company’s business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

As of March 1, 2021, Nevada has begun rolling out the COVID-19 vaccine to individuals over 65 years of age, at risk individuals, and front line first responders. As a result, some of the Company’s employees have already received vaccinations, while others remain in the queue as Nevada continues to receive supplies. Until such time the Company continues to take actions to minimize risks to both employees and persons interacting within the Company. This includes wearing masks during office meetings, 6 foot separation guidelines, and frequent hand washing.

In April 2020, the Company established an at-the-market equity program (the “April ATM Program”) whereby the Company could, from time to time, sell common shares of the Company for aggregate gross proceeds of up to $14,875,000. The sale of common shares were made through “at-the-market distributions”, as defined in National Instrument 44-102 Shelf Distributions, directly on the NYSE American LLC. In connection to the April ATM Program, the Company issued 15,097,478 common shares for aggregate gross proceeds of $14,871,485.

In July 2020, the Company entered into a binding letter of intent with Orion Mine Finance (“Orion”) relating to a series of transactions totaling approximately US$22.5 million (“Orion Transactions”).

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Concurrently with the execution of the binding letter of intent, Orion acquired approximately $1.01 million (US$0.7 million) in common shares of the Company under the at-the-market program establish in April 2020 and purchased an additional 17,662,646 common shares for a total of $19.78 million (US$14.62 million) from an existing shareholder. Pursuant to the Orion Transactions, Orion purchased an additional $6.95 million (US$5.1 million) in common shares of the Company through a non-brokered private placement at $1.05 per common share. The Company and Orion also agreed to enter into a silver streaming agreement where the Company agreed to deliver 100% of the future silver production for the life of the proposed mine on South Railroad, which is a limited portion of the lands owned or controlled by the Company at a price of 15% of the prevailing market price of silver. Finally, Orion has agreed to provide a proposal for up to US$200 million of financing support to the Company to help finance the construction of the South Railroad portion of the Railroad-Pinion Project following the satisfaction of certain milestones.

In August 2020, the Company established another at-the-market equity program (the “August ATM Program”) whereby the Company could, from time to time, sell common shares of the Company for aggregate gross proceeds of up to $25,000,000. The Company issued 15,000,000 common shares for aggregate gross proceeds of $15,678,000 under the August ATM Program. The Company terminated the August ATM Program in September 2020.

In September 2020, the Company filed a final base shelf prospectus qualifying the distribution of up to $400,000,000 worth of common shares, debt securities, subscription receipts, warrants, units, or any combination thereof in all of the provinces and territories of Canada (the “2020 Base Shelf”).

In November 2020, the Company and Orion closed a silver streaming agreement (“Silver Stream”) as referred to in the binding letter of intent, whereby, in exchange for US$2,000,000, the Company will deliver 100% of the future silver production for the life of the proposed mine on South Railroad, which is a limited portion of the lands owned or controlled by the Company at a price of 15% of the then prevailing market price of silver.

In December 2020, Jonathan Awde, former President and CEO of the Company, stepped down from his executive positions. Concurrently, the Company appointed Jason Attew as the new CEO and President. In connection with his appointment, Mr. Attew subscribed to 1 million common shares of the Company for aggregate proceeds of $854,000 through a non-brokered private placement.

During the year ended December 31, 2020, the Company granted a total of 3,830,306 stock options exercisable for periods of 5 years with a weighted average exercise price of $0.97 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 1,220,016 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $1,715,250 from the exercise of 2,325,000 stock options and 1,195,664 stock options expired unexercised.

As at December 31, 2020, the Company had a cash position of $18,635,636 and working capital of $14,869,650. See “Liquidity, Financial Position and Capital Resources” below.

Recent Developments

In January 2021, the Company announced the appointment of three senior executives, Lawrence Radford as Chief Operating Officer effective January 4, 2021, Jordan Neeser as Corporate Secretary and Chief Financial Officer which will take effect in March 2021 and Michael McDonald as Vice President of Corporate Development and Investor Relations effective January 4, 2021. The Company also announced the departure of Glenn Kumoi, former Vice President - General Counsel and Corporate Secretary, and William Gehlen, former Manager, Corporate Development and the upcoming departure of Michael Waldkirch, Chief Financial Officer.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 19 -

In February 2021, the Company closed a bought deal financing and issued a total of 39,215,000 common shares of the Company at $0.88 per share for aggregate gross proceeds of $34,509,200. The net proceeds will be used for development, permitting, and exploration activities at the Railroad-Pinion Project and for general corporate purposes. In addition, Jonathan Awde resigned from the Board of Directors of the Company.

In March 2021, the Company engaged Cutfield Freeman & Co. to provide independent advice on all aspects of mining finance related to the Company’s South Railroad project.

Subsequent to December 31, 2020, the Company granted a total of 6,020,085 stock options exercisable for periods of 5 years with a weighted average exercise price of $0.861 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 2,615,876 restricted share units to executive officers and directors of the Company and 50,000 stock options expired unexercised.

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
	$	$	$
Revenues (interest income)	24,694	119,250	397,158
General and administrative expenses	(10,765,287)	(9,838,304)	(10,547,736)
Loss and comprehensive loss	(10,740,593)	(9,719,054)	(10,238,910)
Basic and diluted loss per common share	(0.04)	(0.04)	(0.04)
Working capital	14,869,650	4,910,658	16,908,104
Exploration and evaluation assets	244,065,107	221,330,931	196,666,709
Total assets	267,446,550	232,220,961	218,134,484
Total liabilities	9,256,144	4,360,397	2,954,721

The Company’s mineral projects are in the exploration, permitting, developing and de-risking stages and, to date, the Company has not generated any revenues other than interest income. As at December 31, 2020, the Company had not yet achieved profitable operations and has accumulated losses of $82,596,360 (2019 -$72,927,747) since inception. These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2020 of $0.04 (2019 - $0.04).

Results of Operations

As a development and exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2020 totalled $10,765,287 (2019 - $9,838,304), including share-based compensation incurred during the period, valued at $2,478,400 (2019 - $2,837,076) calculated using the Black Scholes option pricing model.

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The following tables detail changes in major expenditures between the year ended December 31, 2020 and 2019:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $1,047,315	Increase due to termination benefits of $1,199,899 paid to the former President and CEO.
Professional fees	Increase of $580,684	Increased due to legal fees related to the filing of the 2020 Base Shelf and the Orion Transactions.
Share-based compensation	Decrease of $358,676	Value of stock options and restricted share units vested in 2020 was lower than the comparative period.
Travel and related	Decrease of $445,069	Decreased due to restricted travel in connection with the COVID-19 pandemic and corporate cost cutting measures.
Wages and salaries	Decrease of $358,093	Decreased due to fewer employees, severance paid in 2019 and government assistance received.

The following tables detail changes in major expenditures between the year ended December 31, 2019 and 2018:

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Decrease of $372,495	Decreased due to fewer marketing and financial advisory consultants engaged along with extensive corporate cost cutting initiatives.
Professional fees	Decrease of $279,049	Decreased due to lower legal fees and decreased corporate activities, along with corporate costs cutting measures.
Rent	Decrease of $281,480	Decreased due to change of accounting policy in 2019 for the office leases.
Share-based compensation	Decrease of $1,044,950	Value of stock options and restricted share units vested in fiscal 2019 was lower than the comparative year.

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Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
	$	$	$	$
Interest income	9,209	3,750	2,470	9,265
Loss and comprehensive loss	(4,960,082)	(2,099,504)	(1,687,410)	(1,993,597)
Loss per share-basic and diluted	(0.02)	(0.01)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
	$	$	$	$
Interest income	39,129	13,187	16,185	50,749
Loss and comprehensive loss	(2,508,443)	(2,288,827)	(2,136,796)	(2,784,988)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarters ended March 31, 2019, September 30, 2019, December 31, 2019, June 30, 2020, and December 31, 2020, the Company recorded a foreign exchange loss of $162,765, $80,589, $32,668, $145,442, and $479,154, respectively, due to the weakening of the U.S. dollar in those periods.

  In the quarters ended June 30, 2019, March 31, 2020 and September 30, 2020, the Company recorded a foreign exchange gain of $5,888, $125,423 and $90,228, respectively, due to the strengthening of the U.S. dollar in those periods.

  In the quarter ended December 31, 2020, the Company paid termination benefits of $1,199,899 to the former President and CEO.

Fourth Quarter

During the fourth quarter, the Company and Orion closed the Silver Stream whereby, in exchange for US$2,000,000, the Company will deliver 100% of the future silver production for the life of the proposed mine on South Railroad.

In addition, the Company announced that the CEO succession plan had been finalized. Jonathan Awde handed over the role of President and CEO to Jason Attew who joined the Company on December 2, 2020. In connection with his appointment, Mr. Attew subscribed to 1 million common shares of the Company for aggregate proceeds of $854,000 through a non-brokered private placement. See “Corporate Activities” above.

The Company’s operating and administrative expenses for the quarter ended December 31, 2020 totalled $4,969,291. The major expenses for the quarter ended December 31, 2020 were management fees, including year-end bonuses and termination benefits, of $1,596,312, professional fees of $892,413, consulting fees of $185,745, share-based compensation of $819,968, and wages and salaries of $137,209.

The Company incurred a total of $8,407,585 and $135,079 in deferred exploration expenses on its Railroad-Pinion Project and Lewis Gold project (as defined below), respectively, during the fourth quarter. See “Overall Performance - Exploration and Acquisition Activities” above.

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Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit (see “Overall Performance” above), but is not in commercial production on any portion of the Railroad-Pinion Project or the Company’s Lewis Gold Project in Nevada’s Battle Mountain Trend (the “Lewis Gold Project”). Accordingly, the Company does not generate cash from operations. The Company finances its development and exploration activities by raising capital from equity markets from time to time.

As at December 31, 2020 and 2019, the Company’s liquidity and capital resources were as follows:

	December 31, 2020	December 31, 2019
	$	$
Cash	18,635,636	7,260,572
Receivables	114,935	42,565
Prepaid expenses	429,331	436,361
Total current assets	19,179,902	7,739,498
Payables and accrued liabilities	4,124,229	2,665,559
Current portion of lease liabilities	186,023	163,281
Working capital	14,869,650	4,910,658

The Company’s financial success will be dependent on the extent to which it can develop and discover new, and expand its current, mineral deposits.

As at December 31, 2020, the Company had a cash position of $18,635,636 (2019 - $7,260,572) derived from the net proceeds of the August ATM Program, private placement with Orion and the exercise of stock options. As at December 31, 2020, the Company’s working capital was $14,869,650 (2019 - $4,910,658).

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and development and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below. In February 2021, the Company closed a bought deal financing and issued a total of 39,215,000 common shares of the Company at $0.88 per share for aggregate gross proceeds of $34,509,200. The net proceeds will be used for development, permitting, and exploration activities at the Railroad-Pinion Project and for general corporate purposes.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 23 -

Commitments

The Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	2021	2022 to 2023	2024 to 2025	After 2025
	$	$	$	$	$
Office Leases	310,887	209,031	101,856	-	-
Consulting Agreements [1,2]	845,000	169,000	338,000	338,000	Ongoing
Mining leases and agreements[3,4]	14,220,371	3,321,779	5,735,766	5,162,826	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(3)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2020 of US$1.00 = C$1.2732.
(4)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance ”.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

Related Party Transactions

During the year ended December 31, 2020, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred professional fees of $266,407 (2019 - $265,456) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company.

  Received rent payments of $nil (2019 - $12,000) from Barksdale Resources Corp., a company related by way of common officers.

  As at December 31, 2020, $156,648 (2019 - $389,127) was included in accounts payable and accrued liabilities owing to current and former officers and directors of the Company in relation to management fees, professional fees and reimbursement of expenses.

Summary of key management personnel compensation:

	For the year ended December 31,
	2020	2019
	$	$
Management fees*	2,437,062	1,389,747
Professional fees	266,407	265,456
Exploration and evaluation assets expenditures	277,845	255,977
Wages and salaries	57,530	45,172
Share-based compensation	2,053,092	1,889,776
Total	5,091,936	3,846,128
* includes termination benefits of $1,199,899.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 24 -

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. For a detailed discussion of the risk factors affecting the Company and its development and exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company considers the risks set out in the AIF to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company are set out in the AIF. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration and development is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases and deferred revenue.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 25 -

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 26 -

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Valuation of right-of-use asset and lease liabilities

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include assessing lease agreements to determine the contract term and interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Deferred revenue

The Company entered into the Silver Stream with Orion on October 29, 2020. The upfront payment for the Silver Stream discussed in Note 8 of the Financial Statements has been accounted for as deferred revenue, as management has determined that the agreement is not a derivative as it will be satisfied through the delivery of non-financial items (i.e. silver commodity from the Company’s potential future production), rather than cash or financial assets.

A market-based discount rate is utilized at the inception of the stream agreement to determine a discount rate for computing the interest charges for the significant financing component of the deferred revenue balance. As product is delivered, the deferred revenue amount including accreted interest will be drawn down. The draw down rate requires the use of proven and probable reserves and certain resources in the calculation that are beyond proven and probable reserves which management is reasonably confident are transferable to reserves. Key estimates used in determining the significant financing component include the discount rate and the reserve and resources assumed for conversion.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the year ended December 31, 2020, except for the following:

Government assistance

The Company received certain government assistances in the form of forgivable loans from the Canadian and U.S. governments in connection with the COVID-19 pandemic. When there is reasonable assurance that the amounts will be forgiven, the Company reduces the loan and credits the forgiven amounts to the related expenses. The Company includes government assistance that has not been forgiven or is repayable in accounts payable and accrued liabilities.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 27 -

Deferred revenue

The Company recognizes deferred revenue in the event it receives payments from customers in consideration for future commitments to deliver metals and before such sale meets the criteria for revenue recognition. The Company will recognize amounts in revenue as the metals are delivered to the customer. Specifically, for the metal agreement entered into with Orion, the Company will determine the amortization of deferred revenue to the consolidated statement of income (loss) on a per unit basis using the estimated total quantity of metal expected to be delivered to Orion over the term of the mine life of the Company’s potential future production.

There is a significant financing component associated with the Silver Stream as funds were received in advance of the delivery of concentrate. When a significant financing component is recognized, finance expense will be higher and revenues will be higher as the larger deferred revenue balance is amortized to revenues.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at December 31, 2020, the Company had a foreign currency net monetary asset position of approximately US$8,480,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $84,800.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 28 -

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at March 26, 2021, the Company has 357,476,205 outstanding common shares, 4,086,301 restricted share units and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
3.16	457,500	457,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	1,734,560	1,734,560	August 1, 2022
2.25	600,000	600,000	September 12, 2022
1.96	100,000	100,000	January 15, 2023
2.11	1,870,248	1,870,248	March 5, 2023
1.96	110,000	110,000	September 14, 2023
1.74	1,526,048	1,526,048	January 31, 2024
1.49	50,000	50,000	March 15, 2024
1.20	50,000	33,333	August 16, 2024
1.05	2,085,006	1,390,004	January 30, 2025
1.02	40,000	13,333	September 23, 2025
0.854	1,400,000	-	December 2, 2025
0.854	200,000	200,000	December 2, 2025
0.91	50,000	16,666	December 4, 2025
0.927	1,450,000	-	January 4, 2026
0.84	3,477,655	-	January 21, 2026
0.886	542,430	-	January 29, 2026
0.797	550,000	-	March 4, 2026
0.78	10,000	-	March 15, 2026
	16,628,447	8,426,692

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 29 -

Corporate Governance

The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 6 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, technical, health, safety and environment committee, and nominating and corporate governance committee. Each committee comprised of 3 directors, all of whom are independent of management.

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification“). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2020 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 30 -

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the Company’s AIF dated March 26, 2021 for the year ended December 31, 2020; and

  the Company’s audited consolidated Financial Statements for the year ended December 31, 2020.

This MD&A has been approved by the Board effective March 26, 2021.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 31 -